

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Suresh Gupta
President
AAA Best Car Rental Inc.
351 E 16th Street
Paterson, NJ 07524

> **Re:** **AAA Best Car Rental Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 2, 2010**
> **File No. 333-170128**

Dear Mr. Gupta:

We have reviewed your responses to the comments in our letter dated November 22, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement Cover Page

1. We note your response to our prior comment one and reissue in part. As it appears inapplicable to your offering, please delete the reference to Rule 457(a) and the accompanying explanation or advise.

Prospectus Summary, page 5

2. We note your response to our prior comment five and reissue. Compare the disclosure in the first paragraph that you intend to use the net proceeds from the offering to develop your business operations with the disclosure on page 13 that to achieve your business plan goals you will need the funding from this offering and substantial additional funding. Please revise to clarify that you must raise additional funding in order to continue operations and to implement your plan of operation and quantify the amounts needed for each. Please also revise the first risk factor on each of pages 6 and 7 and your Plan of Operation section on page 13 accordingly.

3. We note your response to our prior comment six and reissue in part. We note your disclosure that to implement your plan of operation that you will require a minimum of $21,500 and, as disclosed in the first risk factor on page 7, that such amount will only sustain operations for a period of one year. Please revise here and throughout the registration statement to clarify that this amount represents the minimum amount needed to commence and operate your business for the next twelve months and that additional funding will be required to continue operations beyond that time period.

Risk Factors, page 6

We do not maintain any business insurance, page 7

4.   Please revise to more clearly set forth the risks related to not maintaining business insurance in relation to your proposed car rental business. Please also clarify the reference to "products liability actions" here and in the Insurance section on page 16.

We will incur ongoing costs and expenses, page 10

5.   We note that you have budgeted $9,000 towards the filing of the registration statement and for ongoing reporting associated with being a publicly traded company for the next twelve months. Please reconcile the disclosure and confirm your understanding that as a publicly traded company you are obligated to file ongoing reports with the Commission.

Dilution, page 11

If 50% of the Shares Are Sold, page 12

6.   We note your response to our prior comment 20 and reissue in part. We note your disclosure that the net tangible book value upon completion of the offering is $26,867. We also note your disclosure that the potential gain to existing shareholders is $16,000. If the potential gain amount is added to the net tangible book value prior to the offering of $7,867, the resulting amount is $23,867. Please revise the associated calculations in both the disclosed paragraphs and tables or advise.

Plan of Operation, page 13

7.   We note your response to our prior comment 22 and reissue. We note your disclosure in the first paragraph that in order to achieve your business plan goals that you will need the funding from this offering and substantial additional funding, on page 15 that you do not anticipate generating revenue until the fall of 2012, and on page 16 that to achieve profitability you will need to increase the number of rental cars. Please revise to include a more detailed plan of operation to explain how and when you will obtain the additional funding to implement your plan of operation. For example, disclose when you expect to increase the number of rental cars that you offer. Please also revise the Description of Business section on page 16 accordingly.

8.   We note your disclosure in the second to last paragraph of this section that the minimum amount of funds necessary to implement your initial plan of operation is $21,500. We also note that the detailed minimum business expenses in your plan of operation plus the $9,000 necessary to satisfy your reporting obligations totals a higher amount than the estimated $21,500, especially if recurring monthly expenses for "Advertise On Internet

and Newspaper" and "Develop Our Social Profile" are factored into the minimum business expenses total. Please reconcile and revise the above referenced number throughout the registration statement or advise.

Liquidity and Capital Resources, page 14

9. We note your response to our prior comment 23 and reissue. We note your disclosure on page 13 that in order to achieve your business plan goals that you will need the funding from this offering and substantial additional funding. Given your cash position at July 31, 2010, please revise to separately quantify your expected near term and long term (i.e. greater than twelve months) financing requirements which are necessary to implement your business plan and the timing of such demands.

10. We note your disclosure in the third paragraph that your current cash on hand will be used to satisfy your short term financing requirements. Please revise to reconcile such disclosure with your disclosure in the second risk factor on page 10 that current cash on hand will be used to pay the fees and expenses of this offering of $9,000.

11. We note your disclosure in the fifth paragraph that your management believes that if subsequent private offerings of your equity or debt securities generate sufficient funds so that you can start operations, you will likely generate revenue in the fall of 2012. Please revise to reconcile such disclosure with your disclosure throughout the registration statement that indicates that the net proceeds, assuming your minimum offering amount is achieved (i.e. $21,500), will be sufficient to implement your initial plan of operation.

Security Ownership of Certain Beneficial Owners and Management, page 19

12. We note your response to our prior comment 34 and reissue in part. We note the beneficial ownership information has been provided as of December 1, 2010. Please revise footnote 1 accordingly.

Exhibit 23.2, Consent of Independent Public Accountant

13. Please revise to provide a currently dated consent from the independent public accountant in the amendment.

Exhibit 99.1, Subscription Agreement

14. Please revise the first paragraph and the associated subscriber acknowledgement, as it is not appropriate to ask subscribers to acknowledge that they have read the prospectus. Also revise the qualifier, "upon and subject to the terms and conditions set forth in the Company's prospectus" to remove the inference that prospective subscribers have read the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Law Offices of Thomas E. Puzzo, PLLC
Fax: (206) 260-0111